UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Ontrak, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

44919F 104

(CUSIP Number of Class of Securities)

Terren S. Peizer

Acuitas Group Holdings, LLC

2120 Colorado Avenue, #230

Santa Monica, California 90404

310-444-4321

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 10, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 44919F 104	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acuitas Group Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,273,142[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,273,142
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,273,142
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4%[2]
14		TYPE OF REPORTING PERSON (See Instructions) OO

[1]	Represents the sum of (i) 9,709,882 shares of common stock, par value $0.0001 per share (the “Shares”), of Ontrak, Inc., a Delaware corporation (the “Company”), held directly by Acuitas and (ii) 563,260 Shares which are underlying warrants held by Acuitas.

[2]	Based on 18,332,975, representing the sum of (i) 17,736,618 Shares of the Company issued and outstanding as of April 30, 2021, as disclosed in the Form 10-Q for the quarterly period ended March 31, 2021 filed by the Company with the SEC on May 6, 2021 (the “Form 10-Q”), and (ii) 596,357 Shares issued upon exercise of certain warrants on May 10, 2021, as described in Item 3 herein.

SCHEDULE 13D

CUSIP No. 44919F 104	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terren S. Peizer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,273,142[3]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,273,142
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,273,142
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4%[4]
14	TYPE OF REPORTING PERSON (See Instructions) HC; IN

[3]	Represents the sum of (i) 9,709,882 Shares of the Company held directly by Acuitas and (ii) 563,260 Shares which are underlying warrants held by Acuitas.

[4]	Based on 18,332,975, representing the sum of (i) 17,736,618 Shares of the Company issued and outstanding as of April 30, 2021, as disclosed in the Form 10-Q, and (ii) 596,357 Shares issued upon exercise of certain warrants on May 10, 2021, as described in Item 3 herein.

SCHEDULE 13D

CUSIP No. 44919F 104	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Crede CG III, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%[5]
14		TYPE OF REPORTING PERSON (See Instructions) OO

[5]	Based on 18,332,975, representing the sum of (i) 17,736,618 Shares of the Company issued and outstanding as of April 30, 2021, as disclosed in the Form 10-Q, and (ii) 596,357 Shares issued upon exercise of certain warrants on May 10, 2021, as described in Item 3 herein.

AMENDMENT NO. 5 TO SCHEDULE 13D

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) is being filed by Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas”), Terren S. Peizer (“Mr. Peizer”), and Crede CG III, Ltd., a Bermuda company (“Crede III”) (collectively, the “Reporting Persons”). This Amendment No. 5 amends and supplements the Schedule 13D originally filed by the Reporting Persons, Crede CG II, Ltd. (“Crede II”), Socius CG II, Ltd. (“Socius II”), Reserva Capital, LLC (“Reserva”) and Bonmore Capital LLC (“Bonmore”) with the Securities and Exchange Commission (the “SEC”) on October 20, 2010, as amended by Amendment No. 1 to Schedule 13D filed on December 6, 2011, Amendment No. 2 to Schedule 13D filed on April 27, 2012, Amendment No. 3 to Schedule 13D filed on September 20, 2012, and Amendment No. 4 to Schedule 13D filed on February 14, 2013 (as amended and supplemented, the “Original Statement” and, as amended and supplemented by this Amendment, the “Statement”), relating to common stock, par value $0.0001 per share (the “Shares”), of OnTrak, Inc., a Delaware corporation formerly known as Catasys, Inc. (the “Company”). Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Original Statement.

Mr. Peizer serves as the managing director of Crede III and, in such capacity, exercises voting and investment power over any securities held for the accounts of Crede III. As described in Item 3 of this Statement, Crede III transferred all of its Shares to Acuitas in certain transactions described in more detail in Item 3 below. As a result, Crede III no longer holds any Shares, and the filing of this Amendment No. 5 represents the final amendment to the Schedule 13D and constitutes an exit filing for Crede III.

Each of Socius II, Crede II, Reserva and Bonmore was previously named as reporting persons under the Original Statement. As described below in Item 3 of this Statement, each of Socius II, Crede II, Reserva and Bonmore has subsequently transferred all of its respective Shares to Acuitas in certain transactions described in more detail in Item 3 below. As a result, each of Socius II, Crede II, Reserva and Bonmore no longer holds any Shares. As described in Item 3 below, each of Socius II, Crede II, Reserva and Bonmore is no longer is in existence as of the date hereof.

Information given in response to any Item of this Statement shall be deemed incorporated by reference in all other Items when relevant.

Item 1.	Security and Issuer

Item 1 of the Statement is hereby amended as follows:

“The principal executive offices of the Company are located at 2120 Colorado Avenue, #230, Santa Monica, California 90404.”

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Statement is hereby amended and supplemented by adding the following:

“The business address of Acuitas and Mr. Peizer is 2120 Colorado Avenue, #230, Santa Monica, California 90404.

Acuitas is a private investment vehicle beneficially owned and controlled by Mr. Peizer. Mr. Peizer is the sole member and Chairman and managing member of Acuitas and, in such capacity, exercises voting and investment power over the Shares of the Company held for the accounts of Acuitas. Mr. Peizer also serves as the Executive Chairman of the Board of Directors of the Company.

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 3.	source and amount of funds or other consideration

Item 3 of the Statement is hereby amended and supplemented by adding the following information:

“From April 2013 to October 2015, Crede II, Crede III and Acuitas purchased an aggregate of 2,644,089 Shares, for an aggregate purchase price of $7,602,100, from the Company in several private placements. The source of funds used by each of Crede II, Crede III and Acuitas was working capital.

In May 2015, the Company issued to Crede II and Crede III 2,261,162 Shares in the aggregate upon surrender by them of certain warrants to purchase Shares previously issued to them by the Company. No funds were exchanged for the transfer of these Shares.

In April 2017, Acuitas purchased 181,154 Shares from the Company in a public offering of Shares by the Company for a total purchase price of $869,539. The source of funds was working capital.

Also in April 2017, the Company issued to Acuitas (i) additional 2,650,012 Shares in the aggregate, consisting of 233,734 Shares issued as payment for approximately $1.1 million of Mr. Peizer’s deferred salary for 2015 and 2016 and 2,385,111 Shares issued upon the conversion of certain convertible debentures, and (ii) warrants issued to purchase 31,167 Shares. No funds were exchanged for the transfer of these Shares.

On December 31, 2019, Socius II transferred an aggregate of 224,464 Shares to Acuitas for no consideration. On December 14, 2020, Socius II transferred an additional 86,267 Shares to Acuitas for no consideration. Following such transfers, Socius II no longer beneficially owned any Shares. As of the date hereof, Socius II is no longer in existence.

On January 30, 2020, Crede II transferred an aggregate of 1,041,616 Shares to Acuitas for no consideration. Following such transfer, Crede II no longer beneficially owned any Shares. As of the date hereof, Crede II is no longer in existence.

On April 21, 2020, Crede III transferred an aggregate of 3,803,028 Shares to Acuitas for no consideration. On December 14, 2020, Crede III transferred an aggregate of 258,222 Shares to Acuitas for no consideration. Following such transfers, Crede III no longer beneficially owned any Shares.

On December 14, 2020, Reserva transferred 1,875 Shares to Acuitas for no consideration. Following such transfer, Reserva no longer beneficially owned any Shares. As of the date hereof, Reserva is no longer in existence.

On December 14, 2020, Bonmore transferred 9,256 Shares to Acuitas for no consideration. Following such transfer, Bonmore no longer beneficially owned any Shares. As of the date hereof, Bonmore is no longer in existence.

Following the consummation of the transfers described above, Acuitas directly held all of the Shares reported herein.

On May 10, 2021, Acuitas exercised (i) a warrant to purchase 187,002 Shares for $1.80 per Share and (ii) a warrant to purchase 498,297 Shares for $4.80 per Share. The warrants were exercised on a cashless basis, resulting in the Company’s withholding of an aggregate 89,572 Shares to pay the applicable exercise prices and issuing to Acuitas the remaining 596,357 Shares in the aggregate.”

ITEM 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following information:

“On May 10, 2021, Acuitas entered into a 10b5-1 plan (the “10b5-1 Plan), pursuant to which Jeffries LLC has been appointed to sell an aggregate of 596,357 Shares, upon the terms and subject to the conditions set forth in the 10b5-1 Plan. Sales pursuant to the 10b5-1 Plan will commence on May 11, 2021.

The foregoing description of the 10b5-1 Plan is qualified in its entirety by reference to the full text of the 10b5-1 Plan, which is attached hereto as Exhibit 99.5 and incorporated by reference herein.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated in its entirety as follows:

“(a) and (b)

All amounts of Shares, as well as the various exercises prices, conversion prices and similar amounts, reported in this Statement, reflect and give effect to the Company’s 1:10 reverse stock split effective on May 7, 2013 and 1:6 reverse stock split effective on April 25, 2017.

All percentage of Shares outstanding contained herein are based on 18,332,975 Shares, representing the sum of (i) 17,736,618 Shares issued and outstanding as of April 30, 2021, as disclosed in the Form 10-Q for the quarterly period ended March 31, 2021 filed by the Company with the SEC on May 6, 2021, and (ii) 596,357 Shares issued upon exercise of certain warrants on May 10, 2021, as described in Item 3 above.

As of the date hereof, each of the Reporting Persons may be deemed to have beneficial ownership of 10,273,142, representing the sum of (i) 9,709,882 Shares which are held directly by Acuitas and (ii) 563,260 Shares which are underlying warrants held by Acuitas. Each of the Reporting Persons may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 10,273,142 Shares.

(c)	The Reporting Persons had no transactions in the Shares during the past sixty days.

(d)	N/A”

Item 6.              contracts, arrangements, understandings or relationships with respect to the securities of the issuer

Item 6 of the Statement is hereby amended and supplemented to include the following information:

“From July 2015 to April 2017, in connection with certain debt financing transactions, the Company issued to the Reporting Persons warrants exercisable for an aggregate of 1,249,189 Shares.

After giving effect to the exercise of warrants to purchase an aggregate of 685,929 Shares described in Item 3 above, the Reporting Persons hold warrants exercisable for an aggregate of 563,260 Shares. Copies of all of the outstanding warrants, including all amendments thereto, are attached hereto as Exhibits 99.6 through 99.12 and incorporated by reference herein.”

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Statement is hereby amended and supplemented by adding the following:

“99.5	10b5-1 Plan, dated as of May 10, 2021

99.6	Common Stock Purchase Warrant, dated as of December 15, 2016, exercisable for 170,473 Shares

99.7	Common Stock Purchase Warrant, dated as of January 31, 2017, exercisable for 58,824 Shares

99.8	Common Stock Purchase Warrant, dated as of January 31, 2017, exercisable for 137,883 Shares

99.9	Common Stock Purchase Warrant, dated as of February 17, 2017, exercisable for 61,765 Shares

99.10	Common Stock Purchase Warrant, dated as of March 6, 2017, exercisable for 49,020 Shares

99.11	Common Stock Purchase Warrant, dated as of March 28, 2017, exercisable for 49,020 Shares

99.12	Common Stock Purchase Warrant, dated as of April 13, 2017, exercisable for 36,275 Shares”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2021

ACUITAS GROUP HOLDINGS, LLC

	By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

/s/ Terren S. Peizer
Terren S. Peizer

CREDE CG III, Ltd.

	By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Director